UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Accel Entertainment, Inc.
(Name of Subject Company and Filing Person (Issuer))
Warrants to Purchase Shares of Class A-1 Common Stock
(Title of Class of Securities)
00436Q114
(CUSIP Number of Class of Securities)
Derek Harmer
General Counsel and Chief Compliance Officer
140 Tower Drive
Burr Ridge, Illinois 60527
(630) 972 -2235
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Mark Stevens, Esq.
Nicolas H.R. Dumont, Esq.
Fenwick & West LLP
902 Broadway, Suite 14
New York, NY 10010
(212) 430-2600
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$15,839,984.16	$2,056.03(2)

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Accel Entertainment, Inc. (the “Company”) is offering holders of a total of 7,333,326 Accel Warrants (as defined below) issued by the Company and outstanding as of June 1, 2020, 0.250 shares of the Company’s Class A-1 common stock, par value $0.0001 per share (the “Class A-1 Common Stock”), in exchange for each Accel Warrant tendered and exchanged pursuant to the Offer (as defined below). The transaction value was determined by using the average of the high and low prices of the Accel Warrants as reported on the NYSE on July 9, 2020, which was $2.16.

(2)	Previously paid with the initial filing of this Schedule TO.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,088.11	Filing Party: Accel Entertainment, Inc.
Form or Registration No.: Form S-4	Date Filed: July 14, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Accel Entertainment, Inc. (the “Company,” “us” or “we”), a Delaware corporation (this “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2020 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with an offer by the Company to each of its warrant holders described below to receive 0.250 shares of Class A-1 Common Stock in exchange for every outstanding Accel Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 11, 2020, as amended or supplemented from time to time (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).
This Amendment No. 2 is being filed to update Item 12 of the Schedule TO to include the supplement to the Prospectus/Offer to Exchange filed by the Company on August 14, 2020 which was included in the Company’s Registration Statement on Form S-4/A filed with the SEC on August 11, 2020, which such Registration Statement on Form S-4/A was declared effective by the SEC on August 13, 2020. This Amendment No. 2 is also being filed to report the final results of the Offer.
Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Prospectus/Offer to Exchange and the Letter of Transmittal.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:
“The Offer expired on August 11, 2020 at 11:59 p.m., Eastern Standard Time (the “Expiration Date”), in accordance with its terms. As of the Expiration Date, a total of 7,189,990 warrants, or approximately 99.93% of the Company’s warrants outstanding, were validly tendered and not withdrawn in the Offer. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 1,797,474 shares of Class A-1 Common Stock in exchange for warrants pursuant to the Offer.”
On August 14, 2020, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(6) to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed by the Company with the SEC pursuant to rule 424(b)(3) on August 14, 2020)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated July 14, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on July 14, 2020)

(a)(6)	Press Release, dated August 14, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on August 14, 2020)

(b)	Not applicable

(c)	Not applicable

(d)(i)
Transaction Agreement, dated as of June 13, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated June 13, 2019).

(d)(ii)
Amendment No. 1 to Transaction Agreement, dated as of July 22, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K dated November 26, 2019).

(d)(iii)
Amendment No. 2 to Transaction Agreement, dated as of October 3, 2019, by and among TPG Pace Holdings Corp., the Sellers, David W. Ruttenberg and John S. Bakalar (as successor to Gordon Rubenstein) as Shareholder Representatives (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K dated November 26, 2019).

(d)(iv)	Amended and Restated Certificate of Incorporation of Accel Entertainment, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K dated November 26, 2019).

(d)(v)	Amended and Restated Bylaws of Accel Entertainment, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K dated November 26, 2019).

(d)(vi)	Amendment No. 1 to the Bylaws of Accel Entertainment, Inc (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K dated May 11, 2020).

(d)(vii)
Warrant Agreement, dated as of June 27, 2017, between TPG Pace Holdings Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on June 30, 2017).

(d)(viii)	Form of Pace Warrant Certificate (incorporated by reference to Exhibit 4.3 to the registration statement on Form S-1 filed with the SEC on June 7, 2017.

(d)(ix)	Warrant Agreement, dated as of November 20, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated November 26, 2019).

(d)(x)	Form of Subscription Agreement with General Investors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated June 13, 2019).

(d)(xi)	Form of Subscription Agreement with Pace Affiliate (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated June 13, 2019).

(d)(xii)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on November 20, 2019).

(d)(xiii)	Nominating and Support Agreement, dated November 6, 2019 (Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K dated November 6, 2019.

(d)(xiv)	Mutual Support Agreement, dated November 6, 2019 (Incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K dated November 6, 2019).

(d)(xv)	Form of Company Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K dated February 27, 2020).

(d)(xvi)	Form of Company Stock Option Award Agreement (Incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated February 27, 2020).

(d)(xvii)
Credit Agreement, by and among New Pace LLC, the Company, Capital One, National Association and the other parties thereto, dated as of November 13, 2019 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 13, 2019).

(d)(xviii)
Amendment No.1 to the Credit Agreement, by and among the Registrant, Capital One, National Association and the other parties thereto, dated November 13, 2019 (incorporated by reference to Exhibit 10.9(A) to the Company’s Current Report on Form 8-K dated August 6, 2020).

(d)(xix)	Accel Entertainment, Inc. Long Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 20, 2019).

(d)(xx)	Accel Entertainment, Inc. 2011 Equity Incentive Plan (Incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 dated January 24, 2020).

(d)(xxi)	Accel Entertainment, Inc. 2016 Equity Incentive Plan (Incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 dated January 24, 2020).

(d)(xxii)
Tender and Exchange Agreement, dated June 16, 2020, by and among Accel Entertainment, Inc. and the parties thereto (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)

(e)	Not applicable

(g)	Not applicable

(h)	Opinion of Fenwick & West LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 14, 2020)
Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCEL ENTERTAINMENT, INC.

By:	/s/ Derek Harmer
Derek Harmer
General Counsel, Chief Compliance Officer and Secretary
Dated: August 14, 2020